Exhibit 99.2

NEWS RELEASE

October 26, 2006	Release 28-06

EUROZINC AND LUNDIN MERGER

RECEIVES COURT APPROVAL

Vancouver – EuroZinc Mining Corporation (TSX:EZM, AMEX:EZM) is pleased to announce that the  merger with Lundin Mining Corporation (TSX:LUN, OMX NORDIC LIST:LUMI) by way of a Plan of Arrangement has been approved by the British Columbia Supreme Court in Vancouver.

The effective closing date of the merger is expected to be October 31, 2006, at which time EuroZinc will cease trading on the Toronto (TSX) and American (AMEX) Stock Exchanges. Under the terms of the Plan of Arrangement EuroZinc shareholders will receive 0.0952 of a common share of Lundin and $0.0001 in cash for each EuroZinc share held. Lundin will continue to trade on the TSX under the symbol “LUN”, and as of November 1, 2006, will begin trading on AMEX under the symbol “LMC”.

Shareholders holding their EuroZinc shares through their broker are encouraged to contact their brokers to ensure that the share depository companies have been notified of the share exchange. The ability of these non-registered EuroZinc shareholders to trade the Lundin shares, which they are entitled to receive pursuant to the Plan of Arrangement, on the TSX and AMEX immediately after the closing date on October 31, 2006 will be dependent on the policies of their brokerage firm. Registered EuroZinc shareholders are reminded to send their letter of transmittal and share certificate(s) to Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, B.C. V6C 3B9.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President Corporate Affairs	Investor Relations Manager
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. In addition, there are no assurances that the merger described herein will be completed on the terms described herein or that the merger will be completed on time or at all, and may be more costly than anticipated. The benefits of the merger may not be realized, on time, to the extent expected, or at all, and the combined company may not be successful in pursuing future growth.

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EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com